Exhibit 11

Milacron Inc. and Subsidiaries
Computation of Per-Share Earnings

	2007	2006
	(In thousands, except per-share amounts)

Loss from continuing operations	$(88,223)	$(39,785)
Income (loss) from discontinued operations	1,172	81

Net loss	(87,051)	(39,704)
Less preferred dividends	(6,240)	(6,240)
Less beneficial conversion feature related to Series B Preferred Stock	(3,117)	(3,117)

Net loss available to common shareholders	$(96,408)	$(49,061)

Basic loss per share:
Weighted-average common shares outstanding	5,008	4,833

Per share amount:
Continuing operations	$(19.48)	$(10.17)
Discontinued operations	.23	.02

Net loss	$(19.25)	$(10.15)

Diluted loss per share:
Weighted-average common shares outstanding(a)	5,008	4,833

Per share amount:
Continuing operations	$(19.48)	$(10.17)
Discontinued operations	.23	.02

Net loss	$(19.25)	$(10.15)

(a)	In all years, the common shares into which the Series B Preferred Stock is convertible are excluded because their inclusion would result in a smaller loss per common share. In all years, potentially dilutive restricted shares are also excluded for similar reasons.